February 26, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (831)-642-9328

Logan W. Kruger
President and Chief Executive Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

> **Re:** **Century Aluminum Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2007**
> **File No. 000-27918**

Dear Mr. Kruger:

We have reviewed your January 2, 2008 response to our comments of December 18, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance objectives relating to free cash flow, operating income, and conversion costs per pound. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor